Apeiron Capital Investment Corp.

175 Federal Street, Suite 875

Boston, Massachusetts 02110

VIA EDGAR

July 9, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Asia Timmons-Pierce

Re:	Apeiron Capital Investment Corp.
Registration Statement on Form S-1
Filed June 24, 2021
File No. 333-257369

Dear Ms. Timmons-Pierce:

Apeiron Capital Investment Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on July 2, 2021 regarding the Registration Statement on Form S-1 filed with the Commission on June 24, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter. Captions and page references herein correspond to those set forth in Amendment No. 1.

Registration Statement on Form S-1

Note 9. Subsequent Events, page F-16

1.	You disclose that you evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Please revise your disclosure to disclose the actual date that your financial statements were issued. Refer to ASC 855-10-50-1.

Response: The Company respectfully advises the Staff that it has revised Amendment No. 1 (page F-16) in response to the Staff’s comment.

Exhibit 4.4, page II-7

2.	We note your disclosure on page 60 the exclusive forum provision in your warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act. Please ensure that your provision is consistent with your disclosure.

Asia Timmons-Pierce

July 9, 2021

Response: The Company respectfully advises the Staff that it has revised the warrant agreement (Exhibit 4.4) in response to the Staff’s comment.

*          *          *

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel, Joshua Englard, at jenglard@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Joel Shulman
Joel Shulman
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Kirkland & Ellis LLP